JAMES R. LEONE
                                Attorney at Law
                                  P.O. Box 755
                        New Smyrna Beach, FL 32170-0755

                                 3188 Oak Lane
                              Edgewater, FL 32132
                            Telephone (386) 478-1743
                               Fax (386) 478-1744
                             Mobile (407) 701-8550

                        E-mail:jrleoneattorney@yahoo.com

                                February 25, 2003

BY MAIL AND FAX TO (202) 942-9516 (OR 15+ PP. -9626 OR 7 OR 8)
--------------------------------------------------------------

Phone (202) 942-1794
STEVEN J. HEARNE, Attorney Examiner
Securities and Exchange Commission
450 Fifth Street NW
Washington, D.C. 20549

RE:  Alfa Utility Services, Inc.
     File No. 333-86984
     Withdrawal Of Form SB-2 Registration Statement
     Supplemental Clarification

Dear Mr. Hearne:

           In preparing the Form 10-SB Amendment No. 6 over the weekend, I revised and clarified the technical details of the description of Ontario Power's withdrawal as a subsidiary of Alfa the Canadian corporation and thus as a second level subsidiary of the registrant, Alfa the Delaware corporation.

           The decision to withdraw Ontario Power, and the reversal of the exchange of shares which resulted in Ontario Power becoming an Alfa subsidiary, was made by Alfa Canada's Class A Preference Shareholders, the two Canadian corporations controlled by Joseph Alfano, Carmine Industries Ltd. and Ontario Limited, and of course Mr. Alfano. They were the former shareholders of Ontario Power and they and Mr. Alfano (rather than Ontario Power itself) bore the loss of value from dilution of the earnings and assets attributable to Ontario Power







                      Page 1 of Supplemental Clarification
as a subsidiary of Alfa. Thus, the withdrawal decision and share exchange cancellation are more accurately described as theirs and Mr. Alfano's, while the other actions of Ontario Power back under their ownership, such as selecting a shell or other holding company arrangement for a replacement SB-2, are still accurately described in my letter.

           I regret the technical lack of clarity in my January 24 withdrawal request and any inconvenience it may have caused. The 10-SB amendment will use more accurate descriptions.

           Again, please advise us if you require any further information at this time. Please also advise us as to the anticipated withdrawal date for the SB-2. Thank you very much.



                                                              Yours Very Truly,


                                                              /s/ JAMES R. LEONE
                                                              ------------------
                                                              James R. Leone

ENCLOSURES
----------
None

CC: Robert Simone, VP, Alfa via fax (905) 850-9152





                      Page 2 of Supplemental Clarification